Sandler O'Neill & Partners, L.P.

Statement of Financial Condition
December 31, 2018

(Filed Pursuant to SEC Rule 17a-5(e)(3) as a public document)

Sandler O'Neill & Partners, L.P.

Contents

PUBLIC

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sandler O'Neill & Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 6th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

May Della Pietra — 212.466.7785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, May Della Pietra _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sandler O'Neill & Partners, L.P. _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LAWRENCE BUCKLEY
Notary Public State of New York
No. 01BU6062331
Qualified in Nassau County
Commission Expires _____ 8/6/2021



Tel: 212-885-8000 100 Park Avenue
Fax: 212-697-1299 New York, NY 10017
www.bdo.com

Report of Independent Registered Public Accounting Firm

The General Partner
Sandler O'Neill & Partners, L.P.
New York, New York

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Sandler O'Neill & Partners, L.P. (the "Partnership") as of December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Partnership's auditor since 1988.

New York, NY

February 27, 2019

Sandler O'Neill & Partners, L.P.

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 205,397,453
Receivables from clearing brokers	7,711,657
Fees receivable	1,635,000
Financial instruments owned, at fair value	6,099,190
Due from affiliates	5,312
Fixed assets, net of accumulated depreciation and amortization of $14,251,566	7,523,701
Other assets	4,906,483
Total assets	**$ 233,278,796**
Liabilities and Partners' Capital	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 27,486
Commissions and bonuses payable	62,186,490
Accrued expenses and other liabilities	14,879,898
Deferred fees	6,037,323
Total liabilities	**83,131,197**
Commitments and contingencies (Note 6)	**-**
Partners' capital	**150,147,599**
Total liabilities and partners' capital	**$ 233,278,796**

See accompanying notes to Statement of Financial Condition.

Sandler O'Neill & Partners, L.P.

Notes to Statement of Financial Condition

1. Organization

Sandler O'Neill & Partners, L.P. (the "Partnership") is an investment bank focused on providing companies with advisory services on mergers and acquisitions, capital raising services and sales and trading services. The Partnership is a Delaware limited partnership and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to unrelated third party clearing firms ("Brokers"), which are also registered broker dealers.

2. Significant Accounting Policies

Basis of Presentation

This financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could significantly differ from those estimates.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, with maturities of ninety days or less from the date of acquisition, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. As of December 31, 2018, the Partnership had approximately $194,400,000 of U.S. Treasury securities included in cash and cash equivalents in the Statement of Financial Condition.

Restricted cash of approximately $3,949,000 is included in cash and cash equivalents. Restricted cash includes collateral for letters of credit on operating leases and a depository account for the payment of benefits.

Receivables from Clearing Brokers

The Partnership has clearing agreements with the Brokers to carry its accounts as a customer of the clearing firms and the accounts of its customers. At times, the Partnership will have receivables and or payables to the Brokers for cash balances, collateral posted, commissions and amounts due to/from for securities transactions that have not yet settled as of December 31, 2018.

The Partnership is required to maintain collateral accounts with a minimum fair value of $1,350,000 in cash or qualifying U.S. Treasury securities. As of December 31, 2018, collateral of approximately $1,350,000 in cash is included in receivables from clearing brokers in the Statement of Financial Condition.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 5-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method.

The Partnership's management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of December 31, 2018, no fixed assets have been deemed impaired.

Fair Value of Financial Instruments

The carrying value of the Partnership's assets and liabilities, which qualify as financial instruments, approximate fair value.

Fair Value Measurement

The Partnership values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Partnership's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1– Valuations based on quoted prices in active markets for identical investments.

Level 2 – Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when valuation inputs are not readily available, the Partnership's own assumptions are used to reflect those that market participants

would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current and best available as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Partnership held as of December 31, 2018:

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Investment in Private Equity Funds

The private equity funds primarily consist of investments in privately-held companies, which are valued at fair value. These funds are primarily funds in which the Partnership's investments are not eligible for redemption. Distributions will be received from these funds as the underlying investments are liquidated.

The Partnership does not directly invest in the underlying securities of the investment funds, and due to restrictions on the transferability and timing of withdrawals from the investment funds, the amounts realized upon liquidation could differ from their reported net asset values ("NAV").

The fair value of the Partnership's investment in an investment fund generally starts with the NAV of the Partnership's investment in the investment fund as reported by the investment fund's general partner or investment manager, who determines the value of the investment fund's NAV in a manner consistent with Accounting Standards Codification ("ASC") Topic 946, *"Financial Services – Investment Companies."* All valuations utilize financial information supplied by the general partner or investment manager of each investment fund and are net of management and incentive fees/allocation pursuant to the investment fund's applicable agreements. The Partnership may conclude, in certain circumstances, that after considering information reasonably available at the time the valuation is made and that the general partner or investment manager believes to be reliable, the NAV provided by an investment fund's general partner or investment manager is not representative of the fair value of the Partnership's interest in the investment fund. As of December 31, 2018, no valuation adjustments to NAV provided by the investment funds have been made. Because of the inherent uncertainty of valuation, the values of the Partnership's investment in the investment fund may differ significantly from the values that would have been used had an active market for the investments held by the investment fund been available.

Financial Instruments Sold, Not Yet Purchased

The Partnership has sold securities that it does not own (i.e. sold the security short) and is, therefore, obligated to purchase such securities at a future date. The Partnership has recorded this obligation in the Statement of Financial Condition at the fair value. There is an element of market risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected in the Statement of Financial Condition. A gain, limited to the price at which the Partnership sold the security short, or a loss, potentially unlimited in amount, will be recognized upon the purchase and close out of the security sold short.

Deferred Rent

Minimum lease payments are expensed ratably over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum lease payments, the related rent expense is

recognized on a straight-line basis. Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis. The difference between cash paid and rent expense is recorded as deferred rent. Deferred rent is included in accrued expenses and other liabilities in the Statement of Financial Condition.

Income Taxes

For income tax purposes, the Partnership's income flows through to each partner's individual income tax returns. As a result, the Partnership is not liable for Federal or New York State and New York City income taxes, except New York City Unincorporated Business Tax ("NYC UBT").

The Partnership applies the provisions of ASC 740, *"Income Taxes,"* which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Partnership determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Partnership presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Partnership has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2018 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Partnership has determined the major tax jurisdictions to be where the Partnership performs services. No reserves for uncertain tax positions were required to have been recorded under ASC 740 for the year ended December 31, 2018. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The open tax years under potential examination vary by jurisdiction.

Accounting Developments

Accounting Standards to be Adopted in Future Periods

Changes to the Disclosure Requirements for Fair Value Measurement (ASC 820)

In August 2018, the FASB issued ASU No. 2018-13, *"Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement."* The objective of this guidance is to improve the effectiveness of disclosures related to Fair Value measurement in the notes to financial statements by eliminating certain disclosure requirements for fair value measurement, requiring public business entities to disclose certain new information and modifying some disclosure requirement. The guidance is effective for the Partnership's fiscal year ending December 31, 2020, and early adoption is permitted. The Partnership is currently evaluating the impact of the ASU on its disclosures in the financial statement.

Leases (ASC 842)

In February 2016, the FASB issued ASU No. 2016-02, *"Leases (Topic 842)"* that requires lessees to recognize a right-of-use asset and a lease liability in the Statement of Financial Condition for all leases with the exception of short-term leases for which the recognition exemption is elected.
In July 2018, the FASB issued ASU No. 2018-11, *"Leases (Topic 842) Targeted Improvements,"* which allows for an additional transition method under the modified retrospective approach for the adoption of Topic 842. The two permitted transition methods are now: (1) to apply the new

lease requirements at the beginning of the earliest period presented, and (2) to apply the new lease requirements at the effective date. The Partnership adopted the standard on the effective date of January 1, 2019. The adoption of the ASU has had no material impact on the Partnership's financial statement.

3. Significant Risk Factors

In the normal course of business, the Partnership is engaged in underwriting, market-making and trading activities servicing primarily domestic institutional clients. These activities are mainly generated by client order flow and the Partnership may, at times, take positions in financial instruments in order to facilitate institutional client transactions. These financial instruments are subject to, but not limited to, the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument. The Partnership's underwriting, market-making and trading activities may incur losses if the Partnership was unable to sell securities at anticipated price levels.

Credit Risk

Credit risk represents the potential for loss due to default or deterioration of credit quality of an issuer of financial instruments the Partnership holds. The Partnership monitors the credit quality of all significant financial instruments on a regular basis.

Also, the Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and investment companies. Credit risk represents the potential loss that the Partnership would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Partnership. The Partnership may be obligated to discharge the obligation of one or more non-performing counterparties. The Partnership minimizes its exposure to credit risk by monitoring counterparty exposure.

Liquidity Risk

Liquidity risk represents the possibility that the Partnership may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

4. Financial Instruments

The following presents the Partnership's financial instruments' fair value as of December 31, 2018:

	Level 1	Total
Assets		
United States:		
Financial instruments owned:		
Exchange-traded equity securities		
Diversified financial services	$ 5,480,377	$ 5,480,377
Investments measured at net asset value		618,813
Total financial instruments owned	$ 5,480,377	$ 6,099,190
Liabilities		
United States:		
Financial instruments sold, not yet purchased:		
Exchange-traded equity securities		
Diversified financial services	$ (27,486)	$ (27,486)
Total Financial instruments sold, not yet purchased	$ (27,486)	$ (27,486)

The table below presents the fair value of the Partnership's investments in, and unfunded commitments to, private equity funds.

	Fair Value	Unfunded Commitments
Private equity funds *(a)*	$ 618,813	$ -

(a) This category includes investments in private equity funds that invest in private companies in the global financial services industry.

5. Fixed Assets, Net of Accumulated Depreciation and Amortization

Fixed assets, net of accumulated depreciation and amortization as of December 31, 2018 consist of the following:

	Estimated Useful Life	Amount
Equipment	5 years	$ 6,237,736
Furniture and fixtures	7 years	3,332,995
Leasehold improvements	Life of lease	12,204,536
Gross fixed assets		$ 21,775,267
Less: Accumulated depreciation and amortization		(14,251,566)
Fixed assets, net of accumulated depreciation and amortization		$ 7,523,701

6. Commitments and Contingencies

Litigation

The Partnership is a defendant in various legal actions arising in the normal course of its activities as a broker-dealer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that the resolution of these actions in the aggregate is not expected to have a materially adverse effect on the Partnership's financial position.

Financing

The Partnership has the ability to finance financial instruments using securities sold under repurchase agreements. The Partnership has master repurchase agreements with various counterparties. Also, the Partnership may utilize margin borrowing from the clearing broker. As of December 31, 2018, no financing has been obtained using margin borrowing or repurchase agreements.

Operating Leases

The Partnership leases office space and equipment under non-cancellable lease agreements expiring through 2027. Minimum rental payments are approximately:

Year ending December 31,	
2019	$ 7,088,000
2020	6,884,000
2021	6,468,000
2022	6,379,000
2023	6,296,000
Thereafter	22,560,000
Total	**$ 55,675,000**

7. Profit Sharing 401K Savings Plan

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

8. Taxes

Deferred taxes occur because of temporary differences arising from the Partnership's tax reporting which differs from the financial statement reporting under US GAAP. Deferred tax assets of approximately $51,000 and deferred tax liabilities of approximately $13,000 are recorded in other assets and accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

9. Affiliate Transactions

The Partnership pays certain general and administrative expenses on behalf of affiliates for which it is reimbursed. As of December 31, 2018, the receivables from affiliates amounted to approximately $5,000.

10. Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory "net capital" and requires that the ratio of "aggregate indebtedness" to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Partnership had regulatory net capital of approximately $130,615,000, which was approximately $125,232,000 in excess of the minimum regulatory net capital requirement of approximately $5,383,000. The ratio of aggregate indebtedness to regulatory net capital of the Partnership was 0.62 to 1.00.

11. Balances Related to Contracts with Customers

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Partnership records a fee receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records a deferred fee until the performance obligation is completed or when the performance obligation is otherwise concluded.

The Partnership had fees receivable related to revenues from contracts with customers of $1,635,000. The Partnership had no impairments related to these receivables as of December 31, 2018.

The Partnership's deferred fees related to revenues from contracts with customers were $6,037,323 as of December 31, 2018.

12. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Partnership's financial statement through February 27, 2019, the date the financial statement was issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Partnership's financial statement other than partners' tax distributions of approximately $22,231,000.